FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued on 12 October 2011 by The Saudi British Bank (SABB), a 40% indirectly held associate of HSBC Holdings plc.

14 October 2011

THE SAUDI BRITISH BANK
THIRD QUARTER 2011 RESULTS

  Net profit of SAR2,233m (US$596m) for the nine months ended 30 September 2011 - an increase of SAR746m (US$199m), or 50.2%, compared with SAR1,487m (US$397m) for the same period in 2010.
  Operating income of SAR3,777m (US$1,007m) for the nine months ended 30 September 2011 - an increase of SAR54m (US$14m), or 1.5%, compared with SAR3,723m (US$993m) for the same period in 2010.
  Customer deposits of SAR100.8bn (US$26.9bn) at 30 September 2011 - an increase of SAR10.1bn (US$2.7bn), or 11.1%, compared with SAR90.7bn (US$24.2bn) at 30 September 2010.
  Loans and advances to customers of SAR82.4bn (US$22.0bn) at 30 September 2011 - an increase of SAR7.7bn (US$2.1bn), or 10.3%, from SAR74.7bn (US$19.9bn) at 30 September 2010.
  The bank's investment portfolio totalled SAR24.1bn (US$6.4bn) at 30 September 2011, an increase of 14.8% compared with SAR21bn (US$5.6bn) at 30 September 2010.
  Total assets were SAR131.9bn (US$35.1bn) at 30 September 2011, compared with SAR118.3bn (US$31.5bn) at 30 September 2010, an increase of 11.5% or SAR13.6bn (US$3.6bn).
  Earnings per share of SAR2.98 (US$0.79) for the nine months ended 30 September 2011 - an increase of 50.5% from SAR1.98 (US$0.53) for the same period in 2010.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR2,233m (US$596m) for the nine months ended 30 September 2011. This is an increase of SAR746m (US$199m) or 50.2% as compared with same period in 2010.

Sheikh Khaled Olayan, Chairman of SABB, said: "SABB has achieved strong profit growth with its robust and diversified operating income streams and cost containment measures. SABB has steadily grown its balance sheet during the year with ongoing drive to book quality business and continues to take a prudent view on provisioning. We are committed to supporting our customers and seeking new opportunities for business growth.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

Investor Relations enquiries at InvestorRelations@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 14 October, 2011